Correspondence

Rodobo International, Inc.
380 Changjiang Road, Nangang District, Harbin, PRC 150001
Tel#86 0451 82260522

February 2, 2009

Via EDGAR and Fax

H. Roger Schwall, Assistant Director
Mail Stop
3561 Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-7010

Re:	Rodobo International, Inc. (the "Company")
Preliminary Information Statement on Schedule 14C filed December 12, 2008 ("14C")
Filed December 12, 2008
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 22, 2008 ("10-KSB")
Form 10-QSB for Fiscal Quarter Ended March 31, 2008
Filed May 16, 2008 ("10-Q")
File No. 0-50340

Dear Mr. Schwall:

The purpose of this letter is to respond to your letter of January 8, 2009 with respect to the above-captioned filings. We are concurrently filing an amendment to the 14C as well as amendments to the 10KSB and the 10Q. Please note that the Company has engaged Sullivan & Worcester LLP as it’s new counsel for securities law issues and communications should be made with Oded Har-Even, Esq. or Howard E. Berkenblit, Esq. at the numbers provided at the end of this letter.

For ease of reference, our responses are keyed to your comments.

Preliminary Information Statement on Schedule 14C

1.	We note your disclosure concerning the amendment to the company’s Articles of Incorporation increasing the authorized capital from 16,604,278 shares (consisting of 1,604,278 shares of common stock and 15,000,000 shares of preferred stock) to 230,000,000 shares (consisting of 200,000,000 shares of common stock and 30,000,000 shares of preferred stock). We also note your statement about the conversion of convertible notes into 458,490 shares of common stock, and the need to increase the amount of authorized common stock in order to effectuate this conversion. Please disclose whether you have any other current plans, understandings or agreements to use any of the other additional authorized shares. We may have additional comments after reviewing your response.

Response to Comment No. 1:

Other than pursuant to the transaction contemplated in the merger which was consummated on September 30, 2008 and reported in the Company’s Current Report on Form 8-K filed on October 6, 2008 (“Merger”), or the issuance to the notes holders as described in the 14C the Company has no other current plans, understandings or agreements to use any of the additional authorized shares. A statement to that effect has been added to the 14C on page 3.

2.	We note that in your Form 8-K filed on November 13, 2008, you stated that you had effectuated a reverse stock split of common stock at a ratio of 1 for 37.4 on November 12, 2008. Please add disclosure to your Information Statement on Schedule 14C explaining this reverse stock split and the effects of this reverse stock split, including information about any connection between reverse stock split and the anticipated increase in the number of authorized shares.

Response to Comment 2:

Effective on November 12, 2008, the Company has effected a reverse stock split of 37.4 to 1 pursuant to Section 78.207(1) of the Nevada Revised Statutes, by an action of the Company’s board of directors. The split was done in order to improve the Company’s capital structure. According to the Nevada Revised Statutes Section 78.207(1), a corporation that desires to change the number of shares of a class or series may do so by a resolution adopted by the board of directors, without obtaining the approval of the stockholders, if it desires to change the number of shares of a class or series, if any, of its authorized stock by increasing or decreasing the number of authorized shares of the class or series and correspondingly increasing or decreasing the number of issued and outstanding share of the same class or series held by each stockholder of record. Accordingly, the split was done pro rata withrespect to both the Company’s issued and outstanding shares of common stock and its authorized shares of common stock and is not related to the said shareholder’s action to increase the Company’s authorized capital. A statement to that effect has been added to the 14C on page 3.

Purposes and Effect of the Change, page 2

3.	Revise the disclosure in this section to clarify when and to whom the convertible notes were initially issued.

Response to Comment 3:

The notes have been issued to a group of 11 accredited investors on January 31, 2006. A statement to that effect was added to the 14C on page 3.

4.	Describe the principal terms of the notes.

Response to Comment 4:

The convertible notes were issued to 11 accredited investors on January 31, 2006, bearing interest at a rate of 8% per annum. In July, 2006, the Company paid a total of $40,000 in interest to the note holders, and the holders agreed to extend the maturity date of the notes to November 30, 2006 under certain terms including but not limited to the Company’s agreement to increase the aggregate principal of the notes by 20% to $1,200,000. The Company defaulted in November 30, 2006 and the notes have subsequently been suspended. In connection with the Merger the note holders agreed to convert the notes to equity. A statement to that effect was added to the 14C on page 3.

5.	Explain why you indicate that the notes “will be converted” if the merger transaction has already occurred. Disclose whether there were any limitations under Nevada law or otherwise on your ability to complete the merger as a result of the failure to have a sufficient number of authorized shares prior closing. Explain the anticipated timing for the conversion of the notes.

Response to Comment 5:

In connection with the Merger, all the convertible note holders who collectively held $1,000,000 original face value of the convertible notes, have agreed that upon the increase of the Company’s authorized share capital, the notes shall be converted into approximately 458,490 shares of common stock of the Company. There are no limitations under Nevada law or otherwise on the Company’s ability to complete the Merger as a result of the failure to have a sufficient number of authorized shares prior to closing. Indeed, the Merger was closed on September 30, 2008. The notes shall become equity of the Company immediately upon the increase of the authorized share capital of the Company, when the Company shall issue and deliver 458,490 shares to the note holders. A statement to that effect was added to the 14C on page 3.

Form 10-KSB for Fiscal Year Ended December 31, 2007

Item 8A.   Controls and Procedures, page 22

6.	It is unclear why you indicate that “As of December 2006, the Company carried out an evaluation…… emphasis added].” Please advise or revise.

Response to Comment 6:

The year mentioned in comment number 6 should have been 2007. The error has been corrected in the amended 10-KSB.

7.	You disclose that your CEO and CFO concluded that your disclosure controls and procedures were not effective as of December 31, 2007 because of material weaknesses in internal control over financial reporting, You also state that ‘The Company’s management has identified the steps necessary to address the material weaknesses existing as of 2006 described above ...” [emphasis added], and you state that “The Company will begin to execute the remediation plans identified above in the first fiscal quarter of 2006 and will attempt to be compliant with Section 404 by July 2007” [emphasis added]. This disclosure was stale at the time you filed the Form 10-KSB on April 22, 2008. Provide an updated discussion as to which remedial actions had been completed as of December 31, 2007 and which, if any, remained to be completed as of-that date, including a timeline for completion of any uncompleted actions. Also add disclosure about the cost of the remedial actions.

Response to Comment 7:

Upon completion of the Merger, the Company had a new management, new operations, new auditors and a new fiscal year. The Company today has a full time Chief Financial Officer as well as accounting personnel that manage effectively the Company’s financial affairs. While current management was not part of the Company during the time of the filings of the 10-KSB and 10-Q, it has attempted to address the Staff’s comments to the best of its knowledge and judgment. From disclosures made by the Company in its 10-KSB and 10-Q, it is clear that the Company did not have any operations at the time these filings were made, nor did the Company have an adequate accounting department. Current management is not in a position to address the question as to which remedial actions had been completed as of December 31, 2007 or at any time until September 30, 2008, the date of completion of the Merger.

8.	Rather than indicating that there was no change “other than the remediation measures which are described above,” state explicitly whether such measures “materially affected ...” your internal controls. If so, explain clearly how the measures materially affected your internal controls.

Response to Comment 8:

To the best of current management’s knowledge and judgment, remediation measures did materially affect internal controls, but current management does not believe they were completed in a manner sufficient to fully eliminate the material weaknesses identified. A statement to that effect has been added to the amended 10-KSB.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 4 – Controls and Procedures, page 3

9.	You disclose that your CEO and CFO have determined that your disclosure controls and procedures are effective. Please clarify that this determination was made as of March 31, 2008 (the end of the fiscal quarter). Please explain the changes made between December 31, 2007 and March 31, 2008 that enabled your CEO and CFO to make a positive determination as to the effectiveness of disclosure controls and procedures as of March 31, 2008, in view or (a) your previous disclosure in your Form 10-KSB filed April 22, 2008 to the effect that your disclosure controls and procedures were determined not to be effective as of December 31, 2007 due to material weaknesses in internal control over financial reporting, and (b) your statement that “During the fiscal quarter ended March 31, 2008, there have been no changes in the Company’s internal control over financial reporting, identified in connection with our evaluation thereof, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.”

Response to Comment 9:

To the best of current management’s knowledge and judgment, the Company’s disclosure controls and procedures as of March 31, 2008 were not effective in that the lack of sufficient accounting personnel and an operational accounting department had materially negatively affected the Company’s ability to ensure that material information relating to the Company is recorded, processed, summarized, and reported in a timely manner. A statement to that effect has been added to the amended 10-Q.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *  *  *

        Please call Oded Har-Even, Esq. at (212) 660-5002, or Howard E. Berkenblit, Esq. at (617) 338-2979 or both attorneys at Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely yours,

/s/ Yanbin Wang
Yanbin Wang
Chief Executive Officer